CUSIP NO. 895927 10 1
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                                                                      Exhibit 21

                                  NELSON PELTZ
                                  PETER W. MAY

                                                                October 12, 1998

Board of Directors
Triarc Companies, Inc.
280 Park Avenue
New York, NY 10017

Gentlemen:

         We are pleased to propose an acquisition of all of the outstanding shares of Common Stock not currently owned by DWG Acquisition Group, L.P. ("Group") on the terms and conditions set forth in this letter. Each holder (other than Group) of Class A Common Stock, par value $.10 per share, and Class B Common Stock, par value $.10 per share (the "Common Stock") of Triarc Companies, Inc. (the "Company") would receive for each share of Common Stock $18.00 payable in cash and securities. The securities, the specific terms of which will be negotiated with the Special Committee referred to below, will be valued on a fully distributed basis in a normalized market.

         This offer represents approximately 37% premium over last Friday's closing stock price of $13-3/16.

         We understand that in transactions of this nature it is typical for a special committee of independent directors (the "Special Committee") to be established to review the

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acquisition proposal. We suggest that the formation of a Special Committee be accomplished during today's Board of Directors meeting.

         We will forward in due course to the members of that Special Committee a form of acquisition agreement setting forth our proposed terms and conditions of the proposed transaction.

         Our proposal is conditioned upon the execution of a definitive acquisition agreement containing the terms and conditions set forth above and such other mutually agreeable terms and conditions as are customary in agreements of this sort, including but not limited to customary representations, warranties, covenants and conditions. It is also subject to, among other things,
(1) the approval of the transaction by the Special Committee, the Board of Directors and the Stockholders of the Company, (2) receipt of satisfactory financing for the transaction, (3) receipt of a fairness opinion from the financial adviser to the Special Committee that indicates that the proposed transaction is fair from a financial point of view to the Stockholders of the Company and (4) the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

         We would like to proceed with this transaction as soon as possible. We reserve the right to modify or withdraw this proposal at any time prior to the execution and delivery of the definitive acquisition agreement in the event that we become aware of any facts or circumstances that we determine, in our sole discretion, make such action appropriate. We will not have any obligation to the Company or its Stockholders with

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CUSIP NO. 895927 10 1
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respect to this proposal prior to the execution and delivery of the definitive acquisition agreement.

         We and our advisers are prepared promptly to meet with the Special Committee and its advisers to answer any questions that may arise regarding our proposal and the proposed transaction.

                                                Very truly yours,


                                                /s/ Nelson Peltz
                                                ----------------
                                                Nelson Peltz


                                                /s/ Peter W. May
                                                ----------------
                                                Peter W. May

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